700 K Street, N.W. Washington, D.C. 20001 TEL +1 202.639.7700 FAX +1 202.639.7890 BakerBotts.com	AUSTIN BRUSSELS DALLAS DUBAI HOUSTON LONDON	NEW YORK PALO ALTO RIYADH SAN FRANCISCO WASHINGTON

August 24, 2022

Catherine S. Gallagher
TEL: (202) 639-7725 FAX: (202) 585-1088 catherine.gallagher@bakerbotts.com

Via EDGAR

Mr. Perry Hindin

Special Counsel
Office of Mergers & Acquisitions

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Höegh LNG Partners LP
Schedule 13E-3
Filed July 8, 2022 by Höegh LNG Holdings Ltd., Höegh LNG GP LLC,
Hoegh LNG Merger Sub LLC and Höegh LNG Partners LP
File No. 005-88293

Dear Mr. Hindin:

On behalf of Höegh LNG Partners LP, a Marshall Islands limited partnership (the “Partnership”), we have set forth below a response to the oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by voicemail on August 22, 2022, with respect to the Schedule 13E-3, File No. 005-88293 (the “Schedule 13E-3”) and the proxy statement attached as Exhibit (a)(1) thereto (the “Proxy Statement”) filed on July 8, 2022 by the Partnership and the other filing persons named therein. For your convenience, the comment is repeated below in bold and italics, followed by the response of the filing persons. Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the Proxy Statement.

We represent the Partnership. To the extent any response relates to information concerning the Conflicts Committee, Höegh LNG Holdings Ltd., Höegh LNG GP LLC or Hoegh LNG Merger Sub LLC, such response is included in this letter based on information provided to the Partnership and us by such other entities or their respective representatives.

Oral Comment from the Staff

Please refer to the Wall Street Journal article dated August 22nd, 2022 and entitled “Europe’s Natural Gas Crunch Sparks Global Battle for Tankers” in which the article discusses, among other things, that “rates to charter existing tankers have jumped,” “daily charter rates for existing tankers that traders will take hold of between mid-September and mid-November have risen to $105,250 a day, up from about $64,000 now, and about $47,000 a year ago for vessels heading from the U.S. to Europe…” and that “FSRU charter rates have risen to $200,000 a day in some cases, more than double the rate in early 2021…” To the extent that the registrant has already sent or given security holders the proxy statement containing the disclosure required by Rule 13e-3(e)(1) and Instruction 1 thereto, please advise whether the statements presented in this article on the current state and future prospects of charter rates and prices for LNG tankers reflect a material change in the information previously disclosed to security holders. Refer to Exchange Act Rule 13e-3(e)(2) and (f)(1)(iii). To the extent the registrant has not yet sent or given securityholders the proxy statement, please advise on three bullet points:

•	What consideration the registrant has given to updating disclosure to reference the points discussed in this article and its potential impact on the value of the consideration offered.

Mr. Perry Hindin	- 2 -	August 24, 2022

•	Whether the conflicts committee has considered revisiting its reasons for its recommendation to acknowledge the developments noted in this article.

•	Whether the registrant has considered supplementing the disclosure that it intends to furnish to security holders via the proxy statement to address the developments noted in this article.

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that:

•	With respect to the first bullet point above, officers of the Partnership have discussed the points raised in the article noted in the Comment by the Staff (“Article”) and the potential impact on the value of the consideration offered in the merger described in the Proxy Statement (the “Merger”); however, the Partnership does not believe that updating the disclosure in the Proxy Statement and Schedule 13E-3 is necessary for limited partners of the Partnership to assess the potential impact of the points raised in the Article on the value of the consideration offered in the Merger because, as discussed in the second bullet point below, the points raised in the Article are not materially different than (i) the information available to the Conflicts Committee when it approved the Merger or (ii) the information disclosed in the Schedule 13E-3 and Proxy Statement.

Mr. Perry Hindin	- 3 -	August 24, 2022

•	With respect to the second bullet point above, the Conflicts Committee continues to monitor market developments that may affect its recommendation, including considering the developments referenced in the Article; however, the Conflicts Committee does not believe the developments referenced in the Article are materially different than (i) the information available to the Conflicts Committee when it approved the Merger or (ii) the information disclosed in the Schedule 13E-3 and Proxy Statement. As explained in the Proxy Statement, the Conflicts Committee engaged Poten & Partners, Inc. (“Poten”) as an advisor to the Conflicts Committee to provide, among other things, a perspective to the Conflicts Committee on potential re-contracting opportunities for the Partnership and on the prospects for the Partnership’s fleet to compete for those opportunities, and the updated financial projections for the Partnership prepared by management in light of recent events, including the Russian-Ukraine conflict. Reports prepared by Poten are attached as Exhibits to the Schedule 13E-3. The Conflicts Committee also believes that the impact of current rates that may be available to uncontracted vessels is likely of limited value to the Partnership and its limited partners given that the Partnership's fleet operates on long-term contracts.

•	With respect to the third bullet point above, the Partnership has considered supplementing the disclosure that it intends to furnish to security holders and does not believe that supplementing such disclosure is necessary because, as discussed in the second bullet point above, the developments noted in the Article are not materially different than (i) the information available to the Conflicts Committee when it approved the Merger or (ii) the information disclosed in the Schedule 13E-3 and Proxy Statement.

For the foregoing reasons, the Partnership respectfully submits that the above response addresses the Staff’s concerns.

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Mr. Perry Hindin	- 4 -	August 24, 2022

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Partnership’s filings, please do not hesitate to contact the undersigned at (202) 639-7725.

Respectfully,

/s/ Catherine S. Gallagher

Catherine S. Gallagher

cc:	Håvard Furu

Höegh LNG Partners LP

Michael Swidler
Baker Botts, L.L.P.

Sean T. Wheeler, P.C.

Enoch Varner
Kirkland & Ellis LLP

Kenneth Jackman

Srinivas M. Raju

Richards, Layton & Finger, P.A.